UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Disposal



30 January 2008


PEARSON TO SELL ITS FT DEUTSCHLAND STAKE TO GRUNER + JAHR

Pearson, the international education and information company, today announces that it has agreed to sell its 50% stake in Financial Times Deutschland to Gruner + Jahr.

The transaction, which will increase Gruner + Jahr's stake in FT Deutschland to 100%, is subject to regulatory approval and is expected to complete in the first quarter of 2008. It includes arrangements for the FT to licence the Financial Times brand and FT content to FT Deutschland.

FT Deutschland was launched in 2000 and now has a circulation of approximately 105,000. Pearson's share of the gross assets of FT Deutschland was approximately EUR8m at 31 December 2007.

Rona Fairhead, chief executive of the Financial Times Group, said:

"We are incredibly proud to have played a part in launching and building a leading business newspaper in Germany. However, the FT Group is increasingly focussed on the worldwide expansion of the Financial Times and our digital financial information businesses. FT Deutschland no longer fits within that strategy, but we are very pleased to have found such a good home for a great newspaper. Gruner + Jahr has been a terrific partner and we wish all the people of FT Deutschland every success."

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith       +44 (0)20 7010 2310







                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 30 January 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary